David L. Kahn
 Attorney at Law
 3150 West Fir Avenue, #127
Fresno, CA 93711
Phone: (559) 440-9248, Fax: (559) 440-9348

Ms. Anita Karu, Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0305

Re:      Amalgamated Pictures Corp.
 Registration Statement on Form SB-2
 Amendment No. 3, for filing November 29 , 2005
File No. 333-125145

Dear Ms. Karu:

            In response to the comment letter of November 21 , 2005 and our telephone conversation of November 28, 2005, we are filing an amendment to the above-captioned Amalgamated Pictures Corp. (the “Company”) registration statement to conform to the comments and suggestions therein. We enclose a redlined copy of the registration statement indicating the changes together with a printed registration statement as filed on November 29, 2005.

            The following are our responses to the comments, by number, as presented in the letter of November 21, 2005.

Determination of Offering Price, page 12

            1. We have reviewed your response to comment 12 in our letter of June 22, 2005.  For each factor you cite, briefly explain how these factors affected your determination of the offering price.  It remains unclear how you arrived at the specific offering price of $5.10 per unit.  See Item 505 of Regulation S-B.

            We have revised this section, as follows, to clearly state that although we considered certain items, ultimately the offering price was determined arbitrarily.

            “Although we considered our lack of operating history; the proceeds to be raised by the offering; the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing shareholders; our belief in the future economic prospects of the Company; and our relative cash requirements, ultimately the offering price was determined arbitrarily.”

Business, page 14

            2. We reviewed your response to comment 13 in our letter of June 22, 2005.  We do not believe a lay investor unfamiliar with your business would fully understand your activities.  Please describe clearly and in further detail all of your activities to date, avoiding terms such as “developing parameters” or “film resources.”

            We have clarified the Business section, as follows, describing our activities using language that would be clear to a lay investor unfamiliar with our business.

            “To date, no significant progress has been made to further our business plan; however, we have begun to develop digital film concepts and to research the technologies to create them that may be appropriate to consider when sufficient funds are available.  Our digital film concepts must be translated into films that can be created within our strict budgetary requirements.  These requirements limit the possible stories or locations of our films.  Therefore, it would be inappropriate for our films to include large casts or crews, difficult staging or expensive locations, or expensive equipment purchases or rentals, but rather, would require us to take advantage of existent or available opportunities, namely talent and locations that will not consume unnecessary funds from a film budget and will be available at the moment of production.

            In addition to developing concepts for our potential films that would be possible to produce within our strict budgetary requirements, our president has been developing professional relationships with individuals involved in film production and distribution including actors and technicians, both amateur and professional; writers; musicians; film festival organizers; equipment rental companies; and production and equipment insurance companies.”

Plan of Operation, page 15

            3. On page 16, you disclose that Mr. Avery Pack has agreed to lend funds, up to $75,000 in the offering.  Please revise your filing to provide sufficient information about Mr. Pack to permit an investor to determine the ability of Mr. Pack to fund the commitment.

            We have included the following statement in the Plan of Operation section on page 16 to indicate that Mr. Pack has represented that he has in excess of $75,000 of readily available liquid funds.  Additionally, we have included this statement in the Certain Transactions section on page 27.

            The Commitment Letter of October 14, 2005, previously filed Exhibit 10.1, has been replaced with a new commitment letter filed with this amendment that also states that Mr. Pack has in excess of $75,000 of readily available liquid funds.

Properties, page 15

            4. It appears that your website is www.amalgapix.com not www.almagapix.com.  Please revise.

            We have revised the Properties section to correctly state our website address: www.amalgapix.com.

Financial Statements, page F-3

Statement of Changes of Stockholders’ Equity, page F-6

            5. We review your revised disclosure provided in response to comment 25 in our letter of June 22, 2005.  Please provide all of the disclosures required by paragraph 11.d, of SFAS No. 7.  Specifically, disclose the dollar amounts per share for each equity issuance.

            We have revised our Statement of Changes of Stockholders’ Equity on page F-6 in accordance with paragraph 11.d, of SFAS No. 7, specifically, with the dollar amounts per share for each equity issuance.

            Thank you for your assistance and suggestions.

                                                            Very truly yours,

                                                            /s/ David L. Kahn

                                                            David L. Kahn

Enclosures